Exhibit 99.1

Lennart Jacobsen new member of SEK’s Board of Directors

At the Annual General Meeting held on March 24, 2021 one new member was elected to the Board of Directors, Lennart Jacobsen.

Lennart Jacobsen holds a Master degree of Science in Electrical Engineering from the Royal Institute of Technology in Stockholm. In addition to being a member of SEK’s Board of Directors, the AGM appointed Jacobsen to member of SEK’s Audit Committee and to member of SEK’s Remuneration Committee.

Some of his previous positions have been as Executive Vice President, Country Senior Executive Sweden and Head of Retail Banking of Nordea Bank AB and CEO Nordics of GE Capital Global Banking AB. At present he works as a board professional, senior advisor and investor. Ulla Nilsson and Cecilia Ardström leave SEK’s Board of Directors after ten years of service.

SEK Board of Directors

Lars Linder-Aronson (Chairman)
Anna Brandt
Reinhold Geijer
Lennart Jacobsen
Hanna Lagercrantz
Hans Larsson
Eva Nilsagård

Press contact

Catharina Henriksson, Head of Press and Public Affairs

+46 76-677 59 09

catharina.henriksson@sek.se

About SEK

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK finances Swedish exporters and buyers of Swedish products and services. The business focus is on large and medium-sized companies. SEK provides long term funding and the loans can be disbursed in different currencies.